November 23, 2005

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ITC^DeltaCom, Inc.

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 31, 2005

Form 10-Q for Fiscal Quarter Ended March 31, 2005

and June 30, 2005

File No. 0-23253

Ladies and Gentlemen:

We hereby submit supplemental responses to the Commission staff’s comments on the reviewed filings contained in the staff’s letter to the Company dated October 12, 2005. The staff has requested the Company to provide the staff with supplemental information for further staff review. Accordingly, the Company has not amended any of the reviewed filings in connection with this supplemental submission.

The Company’s responses to the staff’s comments are set forth below.

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Note 7 – Subsequent Event

1.	We note issuance of your Series C warrants in March 2005, and the Series D warrants in July 2005. Tell us in detail how you considered SFAS 133 and EITF 00-19 in accounting for the warrants when issued. Also, please address this guidance in your accounting for the Series C preferred stock to be issued upon exercise of the warrants.

In accounting for the Series C warrants and the Series D warrants when issued, the Company considered the guidance in SFAS No. 133 and EITF Issue No. 00-19 as set forth in detail below and, in accordance with that guidance, the Company appropriately classified the Series C warrants and the Series D warrants as permanent equity upon issuance. The Company confirms to the Staff that it will address this guidance in its accounting for the Series C preferred stock which may be issued upon exercise of the Series D warrants.

Securities and Exchange Commission

November 23, 2005

Terms of the Contracts

Settlement of Warrants – Contractual Terms. The terms of each series of warrants provide for settlement solely in shares of the Company’s capital stock. The Series C warrants may be exercised solely for common stock. The Series D warrants may be exercised solely for Series C convertible preferred stock or common stock. The Series C preferred stock is convertible solely into common stock. At the time the Series C warrants and the Series D warrants were issued, the Company’s stockholders approved the issuance of each series of warrants and the issuance of the maximum number of shares issuable upon the exercise of each series of warrants.

The exercise price of the Series C warrants is fixed at $1.80 per share of common stock (subject to customary antidilution adjustments for specified events). The exercise price of the Series D warrants will be between $.01 and $.50 and will be fixed as of the initial exercise date based on the Company’s consolidated EBITDA, or net income (net loss) before interest expense, income tax expense, depreciation expense and amortization expense (subject to specified adjustments) for the last twelve months ended March 31, 2007 (or in the event of early exercisability, for the EBITDA measurement period specified in the agreement). The Series D warrants will first be exercisable on June 30, 2007, unless exercisability is triggered earlier upon a change of control of the Company or, subject to specified exceptions, dispositions by the Company’s majority stockholders of their Company securities.

At the warrant holder’s option, the warrant exercise price is payable (1) in cash or (2) by the surrender of warrants in an amount based on the market value of the common stock. The latter payment alternative, which is referred to as “cashless exercise,” will permit the warrant holder to “tack” its holding period for the warrants to the holding period for the shares received upon exercise under Rule 144(d) of the Securities Act of 1933 (the “Securities Act”). Such tacking will facilitate the warrant holder’s ability to meet the one-year holding period under Rule 144(d) and resell the warrant shares into the market in an unregistered transaction in accordance with Rule 144. The purchasers of the warrants negotiated inclusion of the cashless exercise feature to provide a liquidity alternative to a registered resale of the securities upon exercise of their registration rights.

Settlement of Warrants - Securities Act Considerations. As disclosed in the Company’s annual report on Form 10-K filed on March 31, 2005 and current report on Form 8-K filed on August 1, 2005, the Series C warrants and the Series D warrants were issued by the Company in transactions exempt from the registration provisions of the Securities Act in reliance on the exemption afforded by Section 4(2) of the Securities Act of Rule 506 of Regulation D thereunder (the “private offering exemption”). The warrant agreement pursuant to which each series of warrants was issued provides that shares of the Company’s capital stock may be issued upon exercise of the warrants only if either (1) the issuance is covered by an effective registration statement under the Securities Act or (2) the issuance is not required to be registered by reason of a valid exemption from the registration provisions of the Securities Act, such as the private offering exemption.

Securities and Exchange Commission

November 23, 2005

Based on the foregoing provisions of the warrant agreements and the application of the Securities Act and the rules thereunder, as interpreted by the Staff, the Company’s original issuance of the shares to the purchasers in the private offering (the “original warrant holders”) upon their future exercise of the warrants must be effected in an exempt transaction and may not be registered under the Securities Act. Accordingly:

•	The warrant agreements do not contemplate, and the Securities Act and applicable SEC rules do not permit, the settlement of the warrants with the original warrant holders in registered shares.

•	Because the original warrant holders will acquire shares upon exercise in an exempt, unregistered transaction, the registration rights agreement providing for the registration of each series of warrants and the underlying shares will cover solely the registered resale by the original warrant holders (and not issuance by the Company) of those securities.

In accordance with the Securities Act and applicable SEC rules, the only warrant holders that may receive registered shares upon exercise of the warrants are any holders purchasing the unexercised warrants in a registered transaction effected pursuant to the foregoing resale registration rights agreements. As a result, in addition to the resale of the privately offered warrants and warrant shares by the original warrant holders, the registration right agreements will cover the registered original issuance by the Company of shares upon exercise of the warrants by purchasers of the warrants in the registered offering. If the applicable registration statement is not declared effective, or if no warrants are purchased pursuant to an effective registration statement, no warrants will be settled in registered shares.

Terms of Registration Rights Agreements. The registration rights agreement covering the resale of the Series C warrants and the registration rights agreement covering the resale of the Series D warrants have substantially identical terms.

Each registration rights agreement obligates the Company, subject to specified conditions, to (1) file a registration statement with the SEC covering the resale of the applicable series of warrants and underlying warrant shares and (2) use its “reasonable best efforts” to obtain and maintain the effectiveness of such registration statement. If the Company exercises its reasonable best efforts to obtain effectiveness of the resale registration statement, it will fully discharge its contractual obligation even if the filed registration statement is never declared effective. Neither registration rights agreement (nor the warrant agreement or any other transaction document for either series of warrants) provides for any liquidated or other damages, cash penalty, make-whole payment, return of funds, or other cash payment of any type whatsoever to be made upon the Company’s failure to file the resale registration statement with the Commission in a timely manner or to obtain effectiveness of a filed registration statement.

Securities and Exchange Commission

November 23, 2005

If the Company meets its reasonable best efforts obligation, and the filed registration statement is not declared effective, the original warrant holders will have to rely on an exemption from registration, including the exemption afforded by Rule 144 under the Securities Act, to resell their warrants and any shares they receive upon exercise of the warrants. As noted above, the cashless exercise feature of the warrants negotiated by the original warrant holders will facilitate their resales of the securities pursuant to Rule 144 and, if the conditions of Rule 144(k) are met, resales without the volume or other restrictions of Rule 144.

Equity Classification of Warrants

The Company considered the guidance set forth in SFAS No. 133 and EITF Issue No. 00-19 in accounting for each series of warrants when issued.

The Company initially considered whether it should consider the contracts for either series of warrants to be derivative instruments for purposes of SFAS No. 133. The Company determined that, in accordance with paragraph 11(a) of SFAS No. 133, it should not consider either contract to be a derivative instrument for purposes of SFAS No. 133, because each contract is both (1) indexed to the Company’s own stock within the meaning of paragraph 11(a) of SFAS No. 133 and EITF Issue No. 00-19 and (2) classified in stockholders’ equity in the Company’s statement of financial position.

EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” provides guidance for issuers regarding the classification and measurement of a derivative financial instrument indexed to, and potentially settled in, the issuer’s own stock. The Company considered the conditions for equity classification set forth in paragraphs 7 through 9 of EITF Issue No. 00-19, and the additional conditions necessary for equity classification as set forth in paragraphs 12 through 32, which are governed by the concept that, for a contract to be accounted for as permanent equity, the contract’s provisions should put the Company’s counterparty in no better position than the Company’s common shareholders. As indicated below, the Series C warrant contract and the Series D warrant contract satisfy each of the requirements set forth in the foregoing paragraphs.

1. Each contract permits the Company to settle in unregistered shares. As explained above, each contract contemplates that the Company will settle the warrants with the original warrant holders in unregistered shares pursuant to the same private offering exemption as that under which the warrants were issued. The Company has not filed any “failed registration statement,” within the meaning of paragraph 14. Pursuant to each registration rights agreement described above, the Company’s sole contractual obligation will be to exercise its reasonable best efforts to obtain and maintain effectiveness of a registration statement covering the registered resale of the unregistered warrants and unregistered shares.

Securities and Exchange Commission

November 23, 2005

2. The Company has sufficient authorized and unissued shares to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding. The Company satisfies this condition with respect to each contract. The Series C warrants are exercisable for a maximum of 6,600,000 shares of common stock. Assuming the Series D warrants are not exercised until July 1, 2009, which is the last day of the exercise period, the Series D warrants will be exercisable for a maximum of approximately 12,300,000 shares of Series C preferred stock, which would be convertible into approximately 5,500,000 shares of common stock. The Company is authorized to issue a maximum of 350,000,000 shares of common stock and 50,000,000 shares of preferred stock. Of the authorized shares of preferred stock, 28,000,000 shares of preferred stock have been designated and reserved for issuance as Series C preferred stock. As of the date hereof, the number of shares of common stock outstanding plus the number of shares of common issuable pursuant to all series of preferred stock (including the Series C preferred stock), warrants (including the Series C warrants and the Series D warrants), and the Company’s stock incentive plans and other compensatory arrangements totals less than 45,000,000 of the currently authorized 350,000,000 shares of common stock.

3. The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The Series C contract provides that each warrant may be exercised for 0.33 of one share of common stock. The Series D contract provides that each warrant may be exercised for either (1) one share of Series C preferred stock and an additional portion of one share of Series C preferred stock calculated in accordance with the exercise formula contained in the contract or (2) the number of shares of common stock into which such shares of Series C preferred stock would be convertible on the warrant exercise date.

4. The contract does not require cash payments to the counterparty in the event the Company fails to make timely filings with the Commission. As explained above, neither contract (including, for these purposes, the applicable registration rights agreement) requires the Company to make any cash payment for failure to make timely filings of a registration statement or any other document with the Commission.

5. The contract does not contain any cash settled “top-off” or “make-whole” provisions. Neither contract (including, for these purposes, the applicable registration rights agreement) provides for any such cash settled payments in the circumstances discussed in this paragraph.

6. The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for shares. In accordance with this condition, each contract provides for net-cash settlement of the warrants solely in the event of a merger or consolidation of the Company, a sale of all or substantially all of the assets of the Company, or other similar “fundamental change” affecting the Company as a result of which all holders of the Company’s shares would receive cash. In any such event, the warrant holder would be entitled to receive the amount of cash to which the holder would have been entitled as a shareholder if the warrant holder had exercised the warrants immediately prior to the occurrence of the fundamental change. If the holders of the Company’s shares receive a form of consideration other than cash in connection with such a transaction, the contract provides that the warrant holders would receive the same form of non-cash consideration as the holders of the Company’s shares on the same “as-if-exercised” basis.

Securities and Exchange Commission

November 23, 2005

7. No provisions of the contract indicate that counterparty has rights ranking higher than those of shareholder. Neither contract indicates that the warrant holders have rights ranking higher than those of the Company’s shareholders. The sole rights of the warrant holders under each contract are to purchase the shares upon exercise of the warrants on the terms set forth in the contract. Neither contract gives a warrant holder the rights of a creditor in the event of the Company’s bankruptcy.

8. The contract has no requirement for the Company to post collateral at any point or for any reason. Each contract satisfies this condition.

Other

2.	Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested by the Staff, the Company hereby confirms to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

November 23, 2005

Please direct any questions or comments with respect to the foregoing matters to the undersigned at telephone no. 256-382-3827 or facsimile no. 256-382-3935.

Very truly yours,

/s/ Richard E. Fish, Jr.
Richard E. Fish, Jr.
Chief Financial Officer

cc:	Richard J. Parrino
Hogan & Hartson L.L.P.